Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of Melco Crown Entertainment Limited (the “Company”). Prospective investors should read the listing document dated November 30, 2011 (the “Listing Document”), issued by the Company for detailed information about the Company.

Unless otherwise defined in this announcement, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(Hong Kong Stock Code: 6883)

(NASDAQ Stock Symbol: MPEL)

DUAL PRIMARY LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF THE STOCK EXCHANGE

OF HONG KONG LIMITED

Designated Dealers’ designated dealer identity numbers and

number of Shares transferred to Hong Kong prior to Listing

Joint Sponsors

‘in alphabetical order’

The Company issues this announcement to provide details of the Designated Dealers’ designated dealer identity numbers and the number of Shares transferred to Hong Kong prior to Listing.

Prospective investors in the Shares should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated November 30, 2011, the announcement regarding conversion of Shareholders’ loans dated November 30, 2011, the announcement regarding recent trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 1, 2011 and the announcement regarding previous business day trading information in respect of the ADSs on the NASDAQ Global Select Market dated December 2, 2011 issued by the Company before deciding to invest in the Shares.

DESIGNATED DEALERS’ DESIGNATED DEALER IDENTITY NUMBERS

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Liquidity Arrangements” in the Listing Document, upon the Listing and during the Liquidity Period (being the 30-day period from and including the Listing Date), the Designated Dealers, Credit Suisse Securities (Hong Kong) Limited and Deutsche Securities Asia Limited, on their own account, will seek to undertake certain trading activities in circumstances as described in that section. Such trading activities are expected to contribute to the liquidity of trading in the Shares on the Hong Kong market upon Listing.

Each of the Designated Dealers has set up a designated dealer identity number solely for the purposes of carrying out liquidity trades under the liquidity arrangements in Hong Kong, in order to ensure identification and thereby enhance transparency of such trades on the Hong Kong market.

Each of the Designated Dealers has also set up another designated dealer identity number which can be used in emergency and unforeseen situations if the aforesaid identity number for each of the Designated Dealers in respect of the liquidity trades cannot be used. Specifically, Credit Suisse Securities (Hong Kong) Limited has set up a designated dealer identity number 7688 and Deutsche Securities Asia Limited has set up a designated dealer identity number 7690 for this purpose. Any change in such designated dealer identity numbers will be disclosed as soon as practicable by way of announcement on both the Hong Kong Stock Exchange and the NASDAQ Global Select Market and will be posted by the Company on the Company’s website.

Designated dealer
identity number
	solely for	Designated dealer
	the purposes	identity number for
	of carrying out	use in emergency
	liquidity trades in	and unforeseen
Designated Dealers (in alphabetical order)	Hong Kong	situation
Credit Suisse Securities (Hong Kong) Limited	7687	7688
Deutsche Securities Asia Limited	7689	7690

INFORMATION ON SHARES TRANSFERRED TO HONG KONG PRIOR TO LISTING

As disclosed in the section headed “Listings, Registration, Dealings and Settlement — Withdrawal from and Deposit into the ADS Program” in the Listing Document, special arrangements have been made to facilitate the investors with a more timely and cost effective conversion process from ADSs to Hong Kong listed Shares. The 545,389,072 Shares held by the Depositary will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong Share Register on or around December 1, 2011. Holders of ADS should give instruction to the Depositary if they wish to cancel their ADRs and receive Shares tradable on the Hong Kong Stock Exchange. The Company will pay the fees associated with canceling ADRs and receiving Shares tradable on the Hong Kong Stock Exchange for all transfers requested during the Liquidity Period (the 30 day period from and including the Listing Date) or for the first 20,000,000 ADSs (representing 60,000,000 Shares) so converted and transferred, whichever shall occur first.

The Company has been informed that as at December 1, 2011, being the latest practicable time for the purpose of ascertaining the relevant information before the issue of this announcement, (i) the Depositary has removed 545,389,072 Shares held by it from the principal share register in the Cayman Islands and have them entered into the Hong Kong Share Register and (ii) a total of 776,823,214 Shares (representing approximately 46.99% of the total number of issued Shares) were registered on the Hong Kong Share Register.

By Order of the Board MELCO CROWN ENTERTAINMENT LIMITED Lawrence Yau Lung Ho Co-chairman

Hong Kong, December 2, 2011

As of the date of this announcement, the executive Director is Lawrence Yau Lung Ho; the non-executive Directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive Directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

*	For identification purpose only

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